10026680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48501 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teckmeyer Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 John Galt Boulevard
(No. and Street)

Omaha (City) Nebraska (State) 68137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N Teckmeyer (402)331-8600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Blvd, Ste 200, LaVista Nebraska 68128
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 2 5 2010
Washington, DC
121

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas N. Teckmeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teckmeyer Financial Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 27, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

OMAHA, NEBRASKA

FINANCIAL STATEMENTS

DECEMBER 31, 2009

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Teckmeyer Financial Services, LLC, as of December 31, 2009, and the related statement of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10-13 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

Omaha, Nebraska
February 10, 2010

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

# TECKMEYER FINANCIAL SERVICES, L.L.C.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2009

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 1,587 |
| Temporary investments | 73,027 |
| Commissions receivable | 45,524 |
| Interest receivable | 20 |
| Prepaid expenses | 22,939 |
| Total current assets | 143,097 |
| **FURNITURE AND EQUIPMENT** | |
| Furniture and fixtures | 46,391 |
| Office equipment | 11,406 |
| Computer equipment | 25,509 |
| | 83,306 |
| Less accumulated depreciation | (61,478) |
| Total furniture and equipment | 21,828 |
| **OTHER ASSETS** | |
| Deposit with clearing organization | 25,000 |
| **TOTAL ASSETS** | $ 189,925 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable | $ 6,498 |
| Salaries and commissions accrued | 38,787 |
| Taxes accrued | 2,165 |
| Total current liabilities | 47,450 |
| **MEMBERS' EQUITY** | |
| Members' equity | 142,475 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 189,925 |

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| REVENUES | |
| Commissions and fees | $ 1,078,127 |
| EXPENSES | |
| Advertising | $ 11,489 |
| Commissions | 591,939 |
| Computer | 13,462 |
| Contract labor | 5,000 |
| Correspondent fees | 41,303 |
| Depreciation | 5,085 |
| Donations | 700 |
| Dues and subscriptions | 2,261 |
| Entertainment | 2,482 |
| Insurance | 47,192 |
| Miscellaneous | 555 |
| Outside services | 2,001 |
| Pension | 3,922 |
| Postage | 4,676 |
| Printing | 1,438 |
| Professional fees | 11,702 |
| Registrations and permits | 1,010 |
| Regulatory fees | 14,884 |
| Rent | 53,592 |
| Repairs and maintenance | 6,609 |
| Salaries | 188,910 |
| Special events - clients | 368 |
| Supplies | 1,688 |
| Taxes | 33,025 |
| Telephone | 12,019 |
| Travel | 542 |
| Total expenses | 1,057,854 |
| INCOME FROM OPERATIONS | 20,273 |
| OTHER INCOME (EXPENSE) | |
| Interest income | 871 |
| Total other income(expense) | 871 |
| NET INCOME | $ 21,144 |
| MEMBERS' EQUITY, beginning | 168,331 |
| Withdrawals | (47,000) |
| MEMBERS' EQUITY, ending | $ 142,475 |

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| SUBORDINATED LIABILITIES, January 1 | - |
| Increases | |
| None | - |
| Decreases | |
| None | - |
| SUBORDINATED LIABILITIES, December 31 | - |

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Commissions received | $ 1,075,670 |
| Interest received | 908 |
| Cash provided by operating activities | 1,076,578 |
| | |
| Cash paid for salaries and commissions | 770,076 |
| Cash paid for operating expenses | 272,380 |
| Cash disbursed for operating activities | 1,042,456 |
| | |
| Net cash provided by operating activities | 34,122 |
| | |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Members' withdrawals | (47,000) |
| | |
| Net cash used in financing activities | (47,000) |
| | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | $ (12,878) |
| | |
| CASH AND CASH EQUIVALENTS, beginning of year | 87,492 |
| | |
| CASH AND CASH EQUIVALENTS, end of year | $ 74,614 |

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Reconciliation of Net Income to Net Cash Provided by Operating Activities | |
| Net income | $ 21,144 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 5,085 |
| (Increase) Decrease in: | |
| Commissions receivable | (2,457) |
| Interest receivable | 37 |
| Other receivables | 617 |
| Prepaid expenses | 1,071 |
| Increase (Decrease) in: | |
| Accounts payable | (2,051) |
| Salaries and commissions accrued | 10,773 |
| Taxes accrued | (97) |
| Total adjustments | 12,978 |
| Net cash provided by operating activities | $ 34,122 |

See accompanying notes to financial statements.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Teckmeyer Financial Services, L.L.C. (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

### Organization

Teckmeyer Financial Services, L.L.C. is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

### Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

### Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

### Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from 3 to 10 years.

### Income Taxes

The Company has elected, with the consent of the shareholders, to be treated as an S corporation for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

### Advertising

Advertising costs are expensed as incurred. Advertising expense was $11,489 for the year ended 2009.

### Compensated Absences

Full-time, year around employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2009 was deemed immaterial and not accrued.

## NOTE 2. TEMPORARY INVESTMENTS

Temporary investments include funds in money market accounts and certificates of deposits.

NOTE 3. LEASES

The Company leases office space from Design Basics, Inc. The lease expires February 29, 2011.

The following is a schedule of future minimum rental payments required under the lease as of December 31, 2009:

| | |
|---|---|
| 2010 | 53,592 |
| 2011 | 8,932 |

NOTE 4. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $3,922 for 2009.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $73,890, which was $23,890 in excess of its required net capital. The Company's net capital ratio was 0.62 to 1.

NOTE 6. BRANCH OFFICE AGREEMENT

On April 20, 2000, the Company entered into a branch office agreement with Midwest Capital, Inc. Under the terms of the agreement, Midwest Capital, Inc. shall become a branch office of the Company within the meaning of NASD Rule 3010(g)(2) and shall be subject to the supervision by the Company in respect to the applicable federal and state securities and insurance laws and regulations.

Under the terms of the agreement, the Company will provide its supervision, products and services to Midwest Capital, Inc. and each broker of Midwest Capital, Inc. will become an independent contractor of the Company. As compensation for its services, the Company will be paid 12.5% of all gross commission revenue from Midwest Capital, Inc.

The agreement is for a one-year period and may be terminated upon ninety (90) days written notice by either party. The agreement is automatically renewable for additional one-year periods.

# ACCOMPANYING INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2009

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total members' equity | | $ 142,475 |
| Deduct members' equity not allowable for net capital | | |
| Total members' equity qualified for net capital | | 142,475 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| B. Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 142,475 |
| Deductions and/or charges | | |
| A. Nonallowable assets | | |
| Other receivables | 1,703 | |
| 12b-1 and insurance fees receivable | 16,654 | |
| Prepaid expenses | 22,939 | |
| Furniture and equipment | 21,828 | |
| Investments | - | |
| B. Other deductions and/or charges | | |
| Insurance | 4,000 | 67,124 |
| Net capital before haircuts on securities positions | | 75,351 |
| Haircuts on securities | | |
| A. Trading and investment securities | | |
| Other securities | 1,461 | |
| B. Other | | |
| Certificate of deposit | - | 1,461 |
| NET CAPITAL | | $ 73,890 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Accounts payable | | $ 6,498 |
| Salaries and commissions accrued | | 38,787 |
| Taxes accrued | | 2,165 |
| Items not included in statement of financial condition | | |
| None | | - |
| Total aggregate indebtedness | | $ 47,450 |

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2009

| | |
|---|---|
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | |
| Company | $ 50,000 |
| Excess net capital at 1500% | 23,890 |
| Excess net capital at 1000% | 69,145 |
| Ratio: Aggregate indebtedness to net capital | .64 to 1 |

| | |
|---|---|
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 73,890 |
| Audit adjustments: | |
| Increase in taxes accrued | - |
| Net capital per audited financial statements | $ 73,890 |

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT ON EXEMPTION UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

C.(K)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Teckmeyer Financial Services, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 10, 2010

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Teckmeyer Financial Services, LLC
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Teckmeyer Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Teckmeyer Financial Services, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Teckmeyer Financial Services, LLC's management is responsible for the Teckmeyer Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 10, 2010